Exhibit (a)(3)

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April 18, 2007

TO:         UNIT HOLDERS OF CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES 2

SUBJECT:    OFFER TO PURCHASE UNITS FOR 38% MORE THAN AIMCO'S OFFER

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 181,811 Units of limited partnership interest (the "Units") in CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES 2 (the "Partnership") at a purchase price equal to:

                                 $9.00 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

      o HIGHEST OFFER PRICE YET. This offer is 38% HIGHER than what an affiliate of the General Partner is currently offering. Don't throw away $2.47 per Unit! Withdraw your Units from AIMCO and tender them to us!

      o NO DISTRIBUTIONS! The Partnership has paid no distributions since 2001! The Partnership has stated that "there can be no assurance that the Partnership will generate sufficient funds from operations, after planned capital expenditures, to permit any distributions to its partners in 2007 or subsequent periods." (emphasis added)

      o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive liquidity. The general partner has given no indication when the partnership will be liquidating. The Partnership term extends through 2013! Therefore, investors may not see liquidity for some time.

      o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

      o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on pink paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
               Moraga, California 94556 Facsimile: (925) 631-9119

We've enclosed a Notice of Withdrawal that you can fax or deliver to the agent for AIMCO Properties, LP if you already tendered your Units to AIMCO and you wish to receive more money! The AIMCO Offer expires on April 27, 2007 (unless further extended), so its depository, The Altman Group, must receive your Notice of Withdrawal by midnight Eastern Time on that date for you to withdraw from that offer. You must also deliver to us an executed copy of our Letter of Transmittal to accept our Offer. If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) May 18, 2007.